AVINO SILVER & GOLD MINES LTD.
400 - 455 Granville Street
Vancouver, B.C.
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.avino.com
ir@avino.com

September 27, 2005                                                                            TSX-V Trading symbol: ASM
                                                                                            U.S. symbol: ASGMF
                                                                                        Frankfurt-Berlin WKN 862191

INVESTOR RELATIONS AGREEMENT

Avino Silver & Gold Mines Ltd. (the “Company”) has entered into a 12 month Investor Relations Agreement with Investor Relations Services Group John Mullen & Partners (“IRS”) to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees totalling $18,000 plus expenses.

On behalf of the Board of Directors
of Avino Silver & Gold Mines Ltd.

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.